
December 23, 2013

Via E-mail
Michael S. McClure
Executive Vice President, Chief Financial Officer and Treasurer
Strategic Storage Trust, Inc.
111 Corporate Drive, Suite 120,
Ladera Ranch CA 92694

> **Re: Strategic Storage Trust, Inc.**
> **Form 10-K for fiscal year ended December 31, 2012**
> **Filed March 29, 2013**
> **File No. 0-53644**

Dear Mr. McClure:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 8-K filed on April 3, 2012

Determination of Estimated Value Per Share

1.   In future Exchange Act periodic reports where you disclose your estimated value per share, please include additional information regarding the process used to determine this estimate. For example only, please identify the parties involved in determining the estimate, discuss the role of each party and specify who is ultimately responsible for the determination. In addition, for your "real estate properties," we note that you have engaged a third party to provide an appraisal. Please clarify whether the per share valuation of your "real estate properties" is the amount determined by the third party or whether any adjustments were made to that appraisal amount.

Land/Properties Under Development

2.   We note your disclosure that the estimated values of these real estate assets are equal to the purchase price of such assets plus additional invested funds through December 31, 2011 at year end conversion rates. In future Exchange Act periodic reports, please identify the year end conversion rates used to value these assets and include an explanation of what these rates represent.

Form 10-K for fiscal year ended December 31, 2012

Purchases of Equity Securities by the Issuer and Affiliated Purchasers, page 46

3.   We note your disclosure regarding your share redemption plan. In future Exchange Act periodic reports, in addition to your disclosure regarding the share amount redeemed during the year, please also disclose the share amount of redemption requests received during the year or during the period presented in the report.

Results of Operations, page 51

4.   We note that you have properties under construction and/or development. In future Exchange Act periodic reports, to the extent the size of your construction and/or development portfolio is material, please disclose for each construction and/or development the anticipated completion date, the budgeted cost and the costs incurred to date. In addition, please disclose the construction and/or development costs per square foot incurred for any material construction and/or developments that are completed in future reporting periods.

Same-Store Facility Results, page 55

5.   In future Exchange Act periodic reports, please clearly define how you determine the properties that are included and identify which properties are not included in your same-store results.

Property Management Agreement, page F-34

6.   Please tell us whether you have recorded the approximately $1.18 million of certain reimbursable indirect costs and asset management fees permanently waived by your Advisor during the fiscal year ended December 31, 2012, and provide to us the basis for, and accounting literature relied upon in, reaching your conclusion.

Note 10. Pro Forma Financial Information (Unaudited), page F-37

7.   Please tell us how your presentation of pro forma information for acquisitions during the fiscal year ended December 31, 2012 presented as of completed on January 1, 2012, not 2011, complies with ASC Topic 805-10-50-2h.

Schedule III. Real Estate and Accumulated Depreciation, page S-1

8.   In future periodic filings please provide the aggregate cost for Federal income tax purposes. Refer to endnote 6 to Rule 12-28 of Regulation S-X.

Exhibit Index

9.   We note that your exhibit index incorporates by reference several "form of" agreements. For example only, please refer to Exhibits 10.5 through 10.9 and Exhibits 10.18 through 10.23 in the exhibit index. In future Exchange Act periodic reports, please incorporate by reference or file as exhibits the final, executed versions of these agreements or advise us why you believe you are not required to do so. Please refer to Instruction 1 to Item 601 of Regulation S-K.

Definitive Proxy Statement on Schedule 14A

Advisory Agreement, page 20

10.   We note that the advisory agreement provides for reimbursement of your advisor's direct and indirect costs of providing administrative and management services to you. In future filings, please disclose whether you will reimburse your advisor for the salaries and benefits to be paid to your named executive officers. In addition, in future filings that require Item 402 and Item 404 of Regulation S-K disclosure, please separately identify any amounts reimbursed for the salaries or benefits of a named executive officer.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3486 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein, Staff Attorney at 202.551.3789 or Tom Kluck, Legal Branch Chief at 202.551.3233 with any other questions.

Sincerely,

/s/ Daniel L. Gordon

Daniel L. Gordon
Accounting Branch Chief